EXHIBIT 99.1

Foremost Lithium Appoints Seasoned Financial Executive Sead Hamzagic as Chief Financial Officer

VANCOUVER, British Columbia, Feb. 15, 2024 (GLOBE NEWSWIRE) -- Foremost Lithium Resource & Technology Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost Lithium”, “Foremost” or the “Company”), a North American hard-rock lithium exploration company, today announced the appointment of seasoned finance and accounting executive Sead Hamzagic, CPA, CGA as Chief Financial Officer and Corporate Secretary.

Mr. Hamzagic is a Chartered Professional Accountant, Certified General Accountant, has over 37 years of public practice accounting and financial management experience as a director and/or Chief Financial Officer with multiple public companies listed on Nasdaq, the TSX-V and the CSE – with a particular emphasis on natural resource and mining companies. His experience includes initial public offerings, reverse takeovers and plans of arrangements. Since 2008 he has led his own accounting and consulting practice, providing a full complement of financial services to public and private companies. Sead has served in several diverse industries as Chief Financial Officer, including Wealth Minerals Ltd., a mineral resource company with lithium projects in Chile, Cobra Venture Corp., World Copper Ltd., GoldHaven Resources Corp., Gelum Resources Ltd., Canadian Spirit Resources Inc., and Magnum Goldcorp Inc. Sead was the CFO at Northstar Clean Technologies Inc, where he was instrumental in bringing the Company public on a $12.2 million initial public offering, amongst others.

As Chief Financial Officer of Foremost Lithium, Sead will provide financial leadership to assist in building on the Company's goal of delivering value to its shareholders through the development of its Lithium Lane properties. His experience in risk management, corporate strategic development, system implementation, regulatory compliance, financial reporting, internal controls and tax will prove invaluable towards strengthening the Company’s financial capabilities.

“On behalf of our board and management team, I would like to welcome Sead to the position – we are privileged to have someone of his caliber and financial skill set serve as our CFO,” said Jason Barnard, President and CEO of Foremost Lithium. “I would also like to thank Bal Bhullar for her contributions as the Company’s most recent CFO in leading us to this point in our growth trajectory, and welcome Sead’s proven capabilities in scaling natural resource and mining companies. His achievements and expertise in financial management of listed companies will help to ensure we are well positioned to execute on our goal to deliver sustainable, long-term value to my fellow shareholders.”

Mr. Hamzagic added: “I am thrilled to be appointed as CFO of such a dynamic company at an exciting inflection point, facing a robust set of catalysts further supported by near-term drilling programs. I look forward to working with Jason, the senior leadership team and the Board as we continue to execute on our strategic and financial objectives.”

In connection with Sead Hamzagic appointment, the Company has now granted him a fully vested stock option to purchase an aggregate of up to 20,000 common shares of the Company at an exercise price of CAD $3.98 common share, expiring five years from the date of grant. The stock option is granted in accordance with the Company's current Stock Incentive Plan and the policies of the Canadian Securities Exchange.

About Foremost Lithium

Foremost Lithium (NASDAQ: FMST) (CSE: FAT) (FSE: F0R0) (WKN: A3DCC8) is a hard-rock lithium exploration company focused on empowering the North American clean energy economy. Foremost’s strategically located lithium properties extend over 43,000 acres in Snow Lake, Manitoba, and hosts a property in a known active lithium camp situated on over 11,400 acres in Quebec called Lac Simard South.

Foremost’s four flagship Lithium Lane Projects as well as its Lac Simard South project are located at the tip of the NAFTA superhighway to capitalize on the world's growing EV appetite, strongly positioning the Company to become a premier supplier of North America's lithium feedstock. As the world transitions towards decarbonization, the Company's objective is the extraction of lithium oxide (Li₂O), and to subsequently play a role in the production of high-quality lithium hydroxide (LiOH), to help power lithium-based batteries, critical in developing a clean-energy economy. Foremost Lithium also has the Winston Gold/Silver Property in New Mexico USA. Learn More at www.foremostlithium.com.

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The Canadian Securities Exchange has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

Forward-Looking Statements

This news release contains "forward-looking statements" and "forward-looking information" (as defined under applicable securities laws), based on management's best estimates, assumptions, and current expectations. Such statements include but are not limited to, statements with respect to the plans for future exploration and development of the Company's properties and the acquisition of additional exploration projects. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "expects", "expected", "budgeted", "forecasts", "anticipates" "plans", "anticipates", "believes", "intends", "estimates", "projects", "aims", "potential", "goal", "objective", "prospective", and similar expressions, or that events or conditions "will", "would", "may", "can", "could" or "should" occur. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those expressed or implied by such statements, including but not limited to: risks related to the receipt of all necessary regulatory and third party approvals for the proposed operations of the Company's business and exploration activities, risks related to the Company's exploration properties; risks related to international operations; risks related to general economic conditions, actual results of current exploration activities, unanticipated reclamation expenses; changes in project parameters as plans continue to be refined; fluctuations in prices of commodities including lithium and gold; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in reserves; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in the completion of exploration, development or construction activities, changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in jurisdictions in which the Company operates. . Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The forward-looking statements and forward-looking information are made as of the date hereof and are qualified in their entirety by this cautionary statement. The Company disclaims any obligation to revise or update any such factors or to publicly announce the result of any revisions to any forward-looking statements or forward-looking information contained herein to reflect future results, events, or developments, except as require by law. Accordingly, readers should not place undue reliance on forward-looking statements and information. Please refer to the Company's most recent filings under its profile at www.sedar.com for further information respecting the risks affecting the Company and its business.

For further information please contact:

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostlithium.com

Investor Relations
Lucas A. Zimmerman
Managing Director
MZ Group - MZ North America
(949) 259-4987
FMST@mzgroup.us
www.mzgroup.us